UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 19, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on january 19, 2010, entitled "Statoil’s share saving plan allocates shares”.

Statoil’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 15 January 2010 for use in the group's share saving plan have on 19 January 2010 been distributed to the employees in accordance with their savings amount. In addition there have been distributed bonus shares related to the share saving plan for 2007.

Following this, the share saving plan has 5,157,498 shares. As participants in the share saving plan, the primary insiders below have been allocated shares in accordance with their saving plan 2007 for a price of NOK 147.11.

Name	Bonus shares	New Share holding
Bjørnson, Rune	623	8476
Eide, Tom Melbye	707	9235
Gjærum, Reidar	507	7749
Iversen, Einar Arne	179	2740
Jacobsen, Jon Arnt	717	11699
Koch, Nina Birgitte	443	3793
Lund , Helge	1397	24912
Mellbye, Peter	863	13033
Myrebøe, Gunnar	323	5918
Skeie, Svein	387	5568
Svaan, Morten	81	1326
Sætre, Eldar	721	10365
Sørensen, Lars Troen	302	3780
Thomsen, Kåre	424	8033
Øvrum, Margareth	658	12689

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 19, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer